UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                          SCHEDULE SC 14F1

                        INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder

                         National Filing Agents, Inc.
              ------------------------------------------------
               (Name of Small Business Issuer in its Charter)

            Nevada                   000-52171             76-0720654
 ----------------------------       ------------       ------------------
 (State or other jurisdiction       (Commission          (IRS Employer
      of incorporation)             File Number)       Identification No.)

          1901 Post Oak Drive, Suite 2402, Houston, TX  77027
   --------------------------------------------------------------------
                (Address of principal executive offices)

                                713-333-5808
                       ---------------------------
                       (Issuer's telephone number)


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



                               INTRODUCTION


This Information Statement is being furnished to holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of National Filings Agents, Inc., a Nevada corporation (the "Company") on October 23, 2007, pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with a proposed change in the membership of the Board of Directors of National Filings Agents, Inc. (the "Company").

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

On October 22, 2007, there were 10,231,419 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on the election of directors.

This change may result from an Acquisition Agreement and Plan of Merger between the Company's wholly-owned subsidiary, National Filing Agents Acquisition Corporation, a Nevada corporation ("MERGER SUB") and Plantation Working Interests, LLC, ("PWI") a privately-held limited liability company, organized in Texas (the "Merger").

Effective October 23, 2007, the Company, Merger Sub and PWI executed an Agreement and Plan of Reorganization ("Agreement") pursuant to which Merger Sub agreed to merge with and into PWI such that PWI would be the survivor and become a wholly-owned subsidiary of the Company. To accomplish the Merger, the Company agreed to issue to the shareholders of PWI an aggregate of 8,126,984 shares of its Common Stock (the "Merger Shares"). Upon completion of the Merger (the "Effective Date"), the Company's current director (the "Outgoing Director") will resign and be replaced by new directors designated by PWI (the "Incoming Directors").

The Company will issue 8,126,984 restricted shares from its treasury to
Merger Sub.   These newly issued shares will not be registered under the
Securities Act of 1933, as amended (the "Act") and are to be issued in the reliance upon the exemption from registration provided by section 4(2) of the Act, on the basis that the transaction does not involve a public offering. Further, the two original affiliated shareholders of the Company, who own collectively 6,180,000 unregistered shares have agreed to cancel their shares. These shares will be cancelled and returned to the Corporate Treasury, on the Effective Date.

Following the October 23, 2007 Effective Date, three Incoming Directors will be appointed by Basic Services Board to replace the one Outgoing Director of the Company. The change in directors is intended to be effective at the closing of the Merger, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.





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

                               VOTING SECURITIES

As of October 22, 2007, there are 10,231,419 shares of the Company's Common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Upon the Effective Date, and following the issuance of the Merger Shares, and after the cancellation of shares, there will be 12,178,403 shares of the Company's Common Stock issued and outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders.


                        SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares our common stock immediately following execution of the Acquisition and Plan of Merger by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.



                                                         Amount
Title     Name and Address                               of shares    Percent
of        of Beneficial                                  held by       of
Class     Owner of Shares                Position        Owner        Class(1)
----------------------------------------------------------------------------
Common     Bob Teague (2)                Chairman/CEO    1,523,810      12.5%
Common     Bill Wiseman (3)              President,      1,523,810      12.5%
Common     Ran Furman (4)                CFO               190,476       1.6%
Common     Lucas Energy, Inc. (5)        Shareholder     3,000,000      24.6%
------------------------------------------------------------------------------
Totals:                                                  6,238,096      51.2%

All Executive Officers, Directors
as a Group  (3 persons)                                  3,238,095      26.6%
------------------------------------------------------------------------------

(1) The percentages listed in the percent of class column are based upon 12,178,403 issued and outstanding shares of Common Stock.
(2)  Bob Teague, 1901 Post Oak Drive, Suite 2402, Houston, TX  77027.
(3)  Bill Wiseman, 1901 Post Oak Drive, Suite 2402, Houston, TX  77027.
(4)  Ran Furman, 1901 Post Oak Drive, Suite 2402, Houston, TX  77027.
(5)  Lucas Energy, Inc., 3000 Richmond Avenue, #400  Houston, TX  77098,







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


                                CHANGES IN CONTROL

In connection with the Agreement, the Company will issue an aggregate of 8,126,984 shares of Common Stock on a prorata basis to the PWI equity holders. At the same time, the current director and officer will resign his position as a director and officer of the Company, and the two founders of the Company will cancel their 6,180,000 unregistered shares. At the Effective Date, and following delivery and filing of this Schedule, the three Incoming Directors will become the members of the Board. As a result of this change and the number of shares being issued in the Merger, the Company will have experienced a change in control.

Under the terms of the Acquisition Agreement and Plan of Merger dated October 23, 2007, by and among the Company, Merger Sub and PWI, the Company is obligated to transfer 8,126,984 of its shares in the Company to PWI.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.


                               LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or the Incoming Directors, incoming executive officers, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

























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




                      DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, Mr. Edward C. Zimmerman, III, the Company's founder will resign as President and a director of the Company, as of the Effective Date. The following information relates to the individuals who will become the Incoming Directors and executive officers of the Company upon the Effective Date and the filing and delivery of this Schedule.

Name                Age                 Position
-------------       ---                 ------------------------------------
Bob Teague          59                  Chairman & CEO
Bill Wiseman        54                  President & Director
Ran Furman          38                  Chief Financial Officer & Director
----------------------------------------------------------------------------

Biography of Bob Teague, Chairman & CEO
---------------------------------------

Mr. Teague joined the company as Chief Executive Officer in August 2007. Mr. Teague has over 30 years experience in the evaluation, leasing, acquisition and marketing of oil and gas properties. Since January 2001, Mr. Teague has been founder, vice president and partner of United Production and Exploration, Ltd. Also, since August 2004, Mr. Teague has been founder, vice president and partner of Global Production, Inc. Mr. Teague's previous experience including founder and owner of Teague Interest, Inc., an oil & gas brokering firm, officer at American Crude, Inc., general manager and partner of BLD and Associates and landman at Pennzoil Producing, Inc. Mr. Teague attended Texas Christian University with a major in Business Administration and minor in accounting and attended the University of Texas for Petroleum Land Management.

Biography of Bill Wiseman, President, and Director
--------------------------------------------------

Mr. Wiseman joined the company as President in August 2007. Mr. Wiseman has over 25 years as a financial, marketing and sales professional with geophysical projects along Texas and Gulf Coast area, with worldwide experience in identifying, developing, acquiring and marketing oil & gas properties. Since January 2001, Mr. Wiseman has been president of United Production and Exploration, Ltd. Also since August 2004, Mr. Wiseman has been founder, partner, and president of Global Production, Inc. From November 1993 to November 2000, Mr. Wiseman was vice president of administration and
marketing for Seismic Ventures Incorporated.   Mr. Wiseman's previous
experience including founder of two seismic companies: Seis Scan and Alliance Research Company where he was directly responsible for the acquisition of 20,000 miles of 2D seismic data in the Gulf Coast, as well as Chief Financial Officer and Vice President of Continental/Seiscan Seismic Services, Inc. Mr. Wiseman attended Texas Tech University, with a major in marketing.

Biography of Ran Furman, Chief Financial Officer and Director
-------------------------------------------------------------

Mr. Furman joined the company as Chief Financial Officer in September 2007. Mr. Furman has over 15 years of transactional experience in corporate finance, capital markets and investment banking. Mr. Furman has been an independent consultant since July 2003 focusing on advising growth companies on corporate finance transactions and providing interim CFO services. Previously, Mr. Furman served as Chief Financial Officer of Island Pacific, Inc. from July 2003 to January 2005 and Chief Financial Officer of e.Digital Corporation from September 2001 to July 2003. Mr. Furman's prior experience includes Investment Banker at Jesup & Lamont Securities, a banker with Bank of Montreal and a staff accountant with Deloitte & Touche. Mr. Furman has an MBA from Columbia Business School and a BA in accounting from the University of
Washington.   Mr. Furman is currently a director of Osage Exploration and
Development, Inc.


                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Through a Board Resolution, the Company hired the professional services of Moore & Associates, Chartered, Certified Public Accountants, to perform audited financials for the Company. Moore & Associates, Chartered own no stock in the Company. The company has no formal contracts with its accountants, they are paid on a fee for service basis.


                      SECTION 16(a) BENEFICIAL OWNERSHIP
                               REPORTING COMPLIANCE

Based solely on a review of Forms 3 and 4, and amendments thereto furnished to the Company under Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 during the most recent fiscal year, and Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, Edward C. Zimmerman, III, founder the Company was not timely with the filing of each of the Form 3s as required under Section 16(a) of the Securities Exchange Act of 1934.

                BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performed such functions. during the fiscal year ended December 31, 2006.











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



                 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company's executive officer did not receive any compensation or other remuneration in his capacity as such during the year ended December 31, 2006 or to date in 2007. Mr. Zimmerman, the Company's sole employee, presently serves without compensation. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

DIRECTOR COMPENSATION

The Company's directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.

BOARD COMMITTEES

The Company does not have standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions.

BOARD MEETINGS

There has been two meetings of the Board of Directors over the year. The sole director at the time at the time of the Merger, Mr. Edward C. Zimmerman, III, approved the Merger by written consent on October 23, 2007, in accordance with
Section 78.135 of General Corporation Law of the State of Nevada and Article 3
Section 2 of the Company's By-laws.


ANNUAL SHAREHOLDERS MEETING

In accordance with Article II Section 1 of the Company's By-laws, the annual meeting of shareholders will be held on such date and at such time as designated from time to time for the purpose or electing directors of the corporation and to transact all business as may properly come before the meeting on such other day as fixed by the Board of Directors.


                                 SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NATIONAL FILINGS AGENTS, INC.

October 23, 2007                    By: /s/ Edward C. Zimmerman, III
----------------                    -------------------------------------
                                            Edward C. Zimmerman, III
                                            Outgoing Director & President




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